Exhibit 99.38

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Announces Proposed Share Consolidation

Vancouver, British Columbia, April 5, 2012 – Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V:SSL) is proposing a consolidation of its issued and outstanding common shares (“the Common Shares”) on the basis of one (1) post-consolidation Common Share for up to every five (5) pre-consolidation Common Shares (the “Consolidation”), with the final consolidation ratio to be set by the Company’s Board of Directors within the range approved by the shareholders.

“A consolidation would enable Sandstorm to pursue a dual listing on a U.S. stock exchange which could open the door to a large base of potential new investors”, said President and CEO Nolan Watson. “This would be an exciting next step as we continue to grow the Company.”

If approved, the Consolidation would reduce the Company’s 347,408,871 issued and outstanding Common Shares to approximately 69,481,774 Common Shares. The exercise or conversion price of outstanding stock options would be proportionately adjusted based upon the final consolidation ratio. The Company’s listed warrants would not be consolidated and the exercise price and/or the number of Common Shares issuable under the warrants would also be proportionately adjusted based on the final consolidation ratio. The proposed Consolidation is subject to the approval of the TSX Venture Exchange and Sandstorm’s shareholders.

Full details regarding the proposed Consolidation are included in the information circular mailed on April 5, 2012 to all Sandstorm shareholders of record on March 28, 2012 and posted on www.SEDAR.com in connection with the Annual and Special Meeting of Shareholders, which is scheduled to be held on Friday, May 4, 2012. No assurances can be given that the Company will be successful in achieving a listing of its securities on a U.S. exchange.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with

Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology. Forward-looking statements include but are not limited to, statements with respect to the transactions contemplated by the proposed Consolidation of the Company’s Common Shares and a proposed listing of the Company’s securities in the United States. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President & Chief Executive Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.